UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51569
CUSIP NUMBER: 28201T203

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EFACTOR GROUP CORP.
Full Name of Registrant

Former Name if Applicable

1177 Avenue of the Americas, Suite 5060
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2015 (“Form 10-Q”). The Company requires additional time to gather information and finalize its financial statements. The Company expects to file the Form 10-Q within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark V. Noffke	650	380-8280
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The table below summarizes the estimated results of operations for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue	$ 1,065,757	$ 148,586	$ 2,069,398	$ 265,131
Operating expenses	3,280,464	1,085,624	5,861,514	3,514,326
Loss from operations	(2,214,707)	(937,038)	(3,792,116)	(3,249,195)
Other income (expense)	(3,367,469)	(491,465)	(4,038,912)	(2,089,218)
Net loss	$ (5,582,176)	$ (1,428,503)	$ (7,831,028)	$ (5,338,413)

Revenue

Our revenue for the six months ended June 30, 2015 was $2,069,398 compared to $365,131 for the six months ended June 30, 2014. The revenue for the six months ended June 30, 2015 consisted of $744,245 from our social networks division and $890,357 from our business services division. All of our revenue was derived from member payments, event fees, annual event packages, mentoring fees, public relations revenue along with advisory fees, sponsorships and revenue shares with strategic partners. The increase in revenue was primarily due to having a full year of revenue from MCC and the acquisitions of HT Skills, Member Digital, GroupCard, ELEQT and Robson Dowry.

Operating Expenses

Our operating expenses increased by $2,347,188 to $5,861,514 for the six month period ended June 30, 2015, from $3,514,326 for the six month period ended June 30, 2014. This increase was primarily due to the increase in cost of revenue of $347,081, an increase in sales and marketing of $244,134, an increase in general and administrative costs of $1,707,588, and an increase in depreciation and amortization of $81,163. These increases were partially offset by a decrease in loss on forgiveness of liabilities of $32,778.

Net Loss

Our net loss increased by $2,492,615 to $7,831,028 for the six month period ended June 30, 2015 from $5,338,413 for the six months ended June 30, 2014. The increase in net loss compared to the prior year period is primarily a result of an increase in revenue of $1,804,267 offset by the increase in operating expenses of $2,347,188, an increase in the loss on change in fair value of derivative liability of $2,609,141, and an increase in amortization of warrants of $289,069. These increases are partially offset by a decrease in interest expense of $757,355, a decrease in loss on conversion of debt of $49,926, a decrease in interest expense of $757,878, and a decrease in derivative loss of $130,328. As we grow, we need to continue to attract top-notch personnel. This increases our payroll costs to compensate for these additional employees. The use of our stock as compensation has helped reduce the demand for cash to secure the employment of key personnel, which increases our operating expenses and consequently our net loss.

The financial results presented above for the quarter ended June 30, 2015 reflect preliminary estimates of the Company’s results of operations and anticipated changes for the corresponding prior period as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and audit of the Company’s financial statements, and actual results may vary significantly from these estimates.

 Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties.  Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”,  “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission.  Actual results may differ significantly from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control).  The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

EFACTOR GROUP CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2015	By:	/s/ Mark V. Noffke
	Name:	Mark V. Noffke
	Title:	Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).